UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER (12) G OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 333-98169-01
SLM Education Credit Funding LLC
(Exact Name of Registrant as Specified in its Charter)
12061 Bluemont Way, Reston, VA 20190 703/984-5585
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
SLM Private Credit Student Loan Trust 2003-B
Student Loan-Backed Notes

(Title of each class of securities covered by this form)
$580,000,000 Floating Rate Class A-1 Student Loan-Backed Notes
$440,506,000 Floating Rate Class A-2 Student Loan-Backed Notes
$109,000,000 Auction Rate Class A-3 Student Loan-Backed Notes
$109,000,000 Auction Rate Class A-4 Student Loan-Backed Notes
$43,871,000 Floating Rate Class B Student Loan-Backed Notes
$60,744,000 Floating Rate Class C Student Loan-Backed Notes

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4 (a) (1) (i)	☐	Rule 12h-3 (b) (1) (i)	☒
Rule 12g-4 (a) (1) (ii)	☐	Rule 12h-3 (b) (1) (ii)	☐
Rule 12g-4 (a) (2) (i)	☐	Rule 12h-3 (b) (2) (i)	☐
Rule 12g-4 (a) (2) (ii)	☐	Rule 12h-3 (b) (2) (ii)	☐
		Rule 15d-6	☒
Approximate number of holders of record as of the certification or notice date: 34
Pursuant to the requirements of the Securities Exchange Act of 1934, SLM Private Credit Student Loan Trust 2003-B has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SLM PRIVATE CREDIT STUDENT LOAN TRUST 2003-B

By:	Chase Bank USA, National Association
not in its individual capacity but solely as Eligible Lender Trustee

By:	/S/ JOHN J. CASHIN

Name:	John J. Cashin
Title:	Vice President